Daniels Corporate Advisory Company, Inc.

Parker Towers, 104-60

Queens Boulevard, 12th Floor

Forest Hills, New York 11375

June 14, 2011

Mr. Duc Dang

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Daniels Corporate Advisory Company, Inc., Amendment No. 5 to Registration Statement on Form S-1, Filed May 5, 2011, File No. 333-169128

Dear Mr. Dang:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated March 4, 2011, regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.  Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

General

1.

We note your response to comment 1 of our letter dated January 4, 2011.  Please revise to discuss the basis for your determination that your reporting status is worth $450,000.  Also, elaborate on the reference to “estimated equity participation value” and clarify how such value was determined in light of your plan of operations.  Also, explain how you determined the cash value of your net operating loss.  The values you have noted seem more akin to those experienced by companies whose primary plan is to engage in a business combination.  Such plan would be appear to fit the objectives of a blank cheek company that would have to comply with Rule 419 of Regulation C.

Response:

The requested change has been made.  See in the “The Offering” on page 1, which reads as follows:

“The offering price per share of $0.13 was derived by taking into account the estimated value of Daniels Corporate Advisory as a growing, operating, consulting company that should generate positive, tax free cash flow - from the existing client and potential new clients - by use of its net operating loss benefits.  A nominal value of $1.2 million, has been placed on the value of the current contracted client and the second client that has paid a down payment after the fiscal year end on the retainer and is expected to go to contract with Daniels Corporate Advisory shortly.  This client value is based on the application of a discounted 5 X multiple on the estimated EBITDA profit that should be generated from the cash portion of the fee and from the sale of the client equity portion received as part of  the fee.  This amount is then added to the $1.5 million net cash value of the $4.3 million net operating loss – based upon a combined 35% tax rate when consolidating federal, state and local taxes – and then dividing that total number of $2.7 million by an estimated 20 million shares to be outstanding after the offering.  The balance of five million shares (of the 25 million being registered by means of this registration statement of which this prospectus is part) is expected to be reserved for later use.  The potential value determinates for Daniels Corporate Advisory presented here, in total, are intended to show potential equity investors what the expected value of Daniels Corporate Advisory can be, on an on-going basis, as it reaps the tax-efficient, benefits from execution of its corporate strategy Consulting Assignments.  Payment for the execution of these assignments comes in the form of cash retainers as well as equity retainers.  The equity portion of the compensation is priced upon receipt of the corporate strategy Assignment and can/may be sold, all or in part, post-implementation of our recommendations.  Management believes that the added value to the equity of the nano-cap public client company based on Daniels Corporate Advisory presence and through the successful execution of its accelerated growth strategies will be significant.  This is because our most-likely public client company would have a severely depressed stock price, prior to our retention, and should show significant improvement upon implementation of assignment recommendations.”

2.

We note your response to comment 11 of our letter dated January 4, 2011.  It is unclear why your spinoff would result in a “premium valuation.”  It would appear that your registration of the primary offering of 20.19 million shares would provide you with a public status even absent the spin-off and end the parent-subsidiary relationship between you and 1Nfe.  Please note that statements of belief or expectation should be accompanied by a reasonable basis.  As such, please substantiate your statements of belief in your revised disclosure and explain your use of the term “premium valuation.”

Response:

We have eliminated the reference to “premium valuation.”

3.

In connection with the preceding comment, it appears that the spin-off is being affected to provide you with a public shareholder base.  The use of INfe's shareholders to create a market for your shares would include the resale of your shares by such shareholders and appear to constitute a primary offering.  Please revise to register the resale by the recipients in the spin-off and identify such persons as underwriters.  Also, please note that such resales should be conducted at a fixed price, unless you are eligible to utilize Rule 415(a)(4) of Regulation C.  Alternatively, please clarify the business purpose of the spin-off in light of the fact that you are already registering a primary offering of shares.

Response:

We have changed the discussion in “The Offering” on page 1 to read as follows:

“The Spin-Off

“On June 22, 2010, INfe Human Resources, Inc., a Nevada corporation, determined to spin-off all of the shares of Daniels Corporate Advisory Company, Inc., a Nevada corporation held by INfe Human Resources to the holders of INfe Human Resources common stock.  Daniels Corporate Advisory has been a wholly-owned subsidiary of INfe Human Resources since August 1, 2002.  INfe Human Resources will affect the spin-off by distributing one share of Daniels Corporate Advisory common stock as a non-taxable distribution for each 100 outstanding shares of common stock of INfe Human Resources.  As a result, INfe Human Resources will distribute 4,809,971 shares of our common stock as of 5:00 p.m., New York, New York time, on the effective date of the registration statement of which this prospectus is a part to the holders of record of INfe Human Resources common stock at 5:00 p.m., New York, New York time, on June 22, 2010.

“Inasmuch as INfe Human Resources will distribute 4,809,971 shares of our common stock to the to the INfe Human Resources stockholders, following the spin-off, INfe Human Resources will own no shares of Daniels Corporate Advisory, which means that Daniels Corporate Advisory will be a fully independent company, although there may not be any active market for our shares.  No vote of INfe Human Resources stockholders was required in connection with the spin-off.  INfe Human Resources has approximately 183 stockholders of record.  The INfe Human Resources stockholders will not be required to pay any cash or other consideration for the shares of Daniels Corporate Advisory common stock distributed to them as a result of the spin-off or to surrender or exchange their shares of INfe Human Resources common stock to receive the distribution of Daniels Corporate Advisory common stock.

“Reasons for the Spin-Off

“Daniels Corporate Advisory’s board and management believe that our separation from INfe Human Resources will provide the following benefits:

•

Improved positioning for each company to accelerate growth based on its distinct corporate strategy, market opportunities, free cash flow and customer relationships;

•

More efficient allocation of capital, which will allow each company to develop an independent investment program without the constraints of a holding company, conglomerate structure;

•

Establishment of distinct publicly quoted stock for each company, which may be used as “currencies” to facilitate future acquisitions; and

•

Sharpened management focus and strategic vision and closer alignment of management incentives with stockholder value creation.

“Improved Positioning for Each Company to Accelerate Growth

“Daniels Corporate Advisory’s board of directors and management believe that Daniels Corporate Advisory and INfe Human Resources will be better positioned to accelerate their growth as two separate, publicly quoted companies as compared to the current combined company structure.  Daniels Corporate Advisory’s board of directors believes that opportunities for growth will result from the improved ability of each company to focus on and implement its distinct corporate strategy, take advantage of available market opportunities on a more timely basis, reinvest its cash flows within the business as its board of directors and management deem appropriate, and develop stronger and broader relationships with its customers.

“As part of a combined company, each company’s growth initiatives have effectively competed with the other company’s investment opportunities in terms of available funding, resources, prioritization and time permitted for review and approval.  The businesses of Daniels Corporate Advisory and INfe Human Resources have typically operated autonomously.  However, due to the different cyclicality characteristics of the Daniels Corporate Advisory and INfe Human Resources businesses, each company has not had the ability to reinvest its cash flows in internal growth as quickly as may have been desirable for its business on a standalone basis.  For the same reason, the capital structure of the combined company has been relatively conservative.  While this capital structure was appropriate for the combined company, it had a negative impact on the ability of each company to implement strategies for its own business on a standalone basis.  Finally, so long as Daniels Corporate Advisory and INfe Human Resources were a combined company, part of the strategy of the combined company was to maintain a balance between its businesses and not become overly concentrated in either one of these businesses.  However, this strategy reduced the ability of each company to pursue its own growth initiatives.

“More Efficient Allocation of Capital

“As discussed above, as part of the combined company, Daniels Corporate Advisory and INfe Human Resources effectively competed for capital resources.  In addition, the combined company maintained an appropriate level of liquidity for that type of structure.  As a result, the flexibility of each company to invest capital in its business in a time and manner as its separate strategy would dictate was limited.  Daniels Corporate Advisory’s board of directors and senior management believe that the separation of the personnel staffing business from the corporate finance business will enable a more efficient allocation of capital by providing each separate company’s board of directors and management the ability to reinvest that company’s free cash flow, utilize cash and investments and access the capital markets, if needed, in a manner responsive to the needs of that specific company, rather than the needs of the combined company.  We expect that this more efficient allocation of capital will provide the separated companies with greater flexibility to pursue their strategic initiatives within their capital-intensive industries.

“Establishment of Distinct Publicly Quoted Stock “Currencies” to Facilitate Future Acquisitions

“As separate companies, we believe each company’s stock can also serve as a more attractive acquisition “currency” to potential targets than the existing INfe Human Resources common stock.  In the case of an acquisition of a business in which part of the consideration is to be paid in stock, we believe that the existing investors in the acquisition target company would generally prefer to receive stock of another company in the same sector as the target, rather than stock of an integrated company that has exposure to other sectors that they may not prefer or as to which they may not have sufficient familiarity to remain as long-term investors.

“Sharpened Management Focus and Strategic Vision and Closer Alignment of Management Incentives with Stockholder Value Creation

“Daniels Corporate Advisory’s board of directors and management also took into account the fact that each company has different business strategies and offers significantly different business opportunities for growth.  They determined that the spin-off should allow the management team of each company to improve its focus on its strategic priorities and make business and operational decisions that are in the best interest of its operations, takinginto consideration the different challenges and opportunities and different financial profiles and capital needs pertinent to its business.  As separate companies, each will be able independently to prioritize allocation of resources and capital in support of its business strategies.  As a combined company, our projects have effectively competed with other investment opportunities within INfe Human Resources.  As separate companies, each of Daniels Corporate Advisory and INfe Human Resources will no longer have to compete for investment capital with the other, and each would be in a position to pursue a growth strategy to optimize its own operations.  By eliminating the necessary time and resources required to resolve conflicting business priorities and strategic needs, the two businesses will be better able to compete through quicker decision making, more efficient deployment of capital and corporate resources and enhanced responsiveness to market demands.

“In addition, Daniels Corporate Advisory’s board of directors and management concluded that the separation of the two businesses through the spin-off will allow each company to provide incentive compensation to its key employees in the form of equity-based incentive compensation that is more closely aligned with the performance of each business.  By separating the two companies, management of each company should be in an improved position to attract employees with the correct skill set, to motivate them appropriately and to retain them for the long term.

“Daniels Corporate Advisory’s board of directors also considered a number of potentially negative factors in evaluating the spin-off, including:

•

The potential loss of synergies from operating as one company and potential increased costs;

•

Potential loss of joint purchasing power;

•

Potential disruptions to the businesses as a result of the spin-off;

•

Risks of being unable to achieve the benefits expected to be achieved by the spin-off;

•

The risk that the spin-off might not be completed;

•

The costs of the spin-off; and

•

The risk that the quoted price of a share of INfe Human Resources common stock after the spin-off plus the quoted price of a share of Daniels Corporate Advisory common stock distributed for each share of INfe Human Resources common stock will, in the aggregate, be less than the quoted price of a share of INfe Human Resources common stock before the spin-off.

“The Daniels Corporate Advisory board of directors concluded that the potential long-term benefits of the spin-off outweighed these factors.

“In view of the wide variety of factors considered in connection with the evaluation of the spin-off and the complexity of these matters, Daniels Corporate Advisory’s board of directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered.

“We believe we will be able to network, additionally, through our board members to be selected in the future and through news releases on our independent activities to gain exposure.  Also, we expect that Daniels Corporate Advisory will be recognized on its own and invited by other service providers to participate in a variety of areas in corporate strategy for clients including those in need of corporate development, (advisory on acquisition, joint-venture and partnerships); corporate restructuring, (advisory on the redeployment of assets and cash flows); market-planning (advisory on creation of new ideas/new concepts for new business segment expansion for consulting clients) and creative financing services, (advisory on structure/methods that help create the least dilution financing alternative for a clients’ expansion).  All of these corporate strategy consulting specialties, will be used to cross-market services on our own, soon to be created, Internet web site and the web site of any public nano-cap client company, ( with market-capitalization of less than $50 million) that we have as a client.

“At the present time, Daniels Corporate Advisory is a subsidiary of INfe Human Resources, with our corporate activities directed by Arthur D. Viola.  Following the spin-off Daniels Corporate Advisory will be owed by the INfe Human Resources stockholders as of June 22, 2010, and not INfe Human Resources.  Mr. Viola will remain as our chief executive officer and a director.  However, we intend to bring on additional management personnel and expand our board of directors as conditions and finances warrant.”

Registration Statement Cover Page

4.

Please re-calculate the aggregate offering price and total net proceeds.  Our calculations indicate that the numbers should be $2,624,703.77 and $2,422,803.48, respectively.

Response:

The requested change has been made for the offering price of shares being sold changing it to $2,624,703.77, and for the spin-off shares which are not being sold.  The fees associated with this filing as detailed in the S1 filing are $60,000 plus the $230 registration fee for the entire 25 million shares.  Therefore, our net as we calculate the number is $2,624,704 (20,190,029 shares or 100% sold at $0.13 and 4,409,971 spin off shares being distributed for zero proceeds) less $60,230 for net proceeds of $2,564,474 as also described in Comment No. 14.

5.

Please revise to be consistent with the format of the calculation of fee table as presented in Form S-1, which includes three less columns than you have presented.  Consider relocating the disclosure relating to the net proceeds to the cover page of the prospectus.

Response:

It was our understanding that you want us to revise the table presentation.  The requested change has been made.  We have provided the additional disclosure on the Cover Page, which reads as follows:

“Our fees and expenses associated with this offering are estimated to be $60,230.  After allowing for the expenses associated with this offering, the net proceeds per share are estimated to be $0.10, and total net proceeds are estimated to be $2,564,474.”

Prospectus Summary, page 1

6.

We note your response to the comment 6 and your disclosure that you had no revenues from operations front 2002 and through August 31, 2010.  However, you disclose that you have booked approximately 585,000 in revenues” on page 5 and have had $30,500 of revenues in the nine months ended August 31, 2010 on page 44.  Please revise to reconcile or tell us how the noted disclosures are consistent.

Response:

Your comment is not correct.  We always stated we had revenues, although small.  The requested change has been made.

Business Purpose for the Spin-Off page 2

7.

We note your disclosure, “[A]ll of these corporate strategy consulting specialties....  Of our public nano-cap client companies, (those with market-capitalization of less than $50 million).” Please clarify your reference to “our public nano-cap clients.”

Response:

The requested change has been made.

Risk Factors, page 5

8.

We note your response to comment 13 that you wish the risk factors remain in the document.  Please note that we have not asked you to delete the risk factors, merely to revise the subheadings throughout, as necessary, to identify briefly the specific harm that would materialize from the disclosed risk so that potential investors may understand the risk as it specifically applies to you from such subheadings.  Please revise your risk factor subheadings accordingly.

Response:

We feel that the subheadings accurately describe the potential risk.  No change is necessary.

9.

We note your response to comment 14 that you do not agree and are not able to locate any risk factors that arc duplicative.  For example, it appears that the risk factors with the subheadings “our inability to obtain sufficient financing...” (page 6) and “we may need to raise additional capital...” (page 10) both address your need for additional capital.  The risk factors with the subheadings “if our shares become publicly traded, volatility...” (page 10) and “if our shares become publicly traded, volatility...” (page 13) appear to address the same risk of securities litigation.  The two risk factors with the subheading “our issuance of additional common stock...” (page 10) and “our issuance of additional common stock...” (page 12) appear to be the same risk factor.  We have only noted examples above.  Please review your risk factors section and revise to combine risk factors that appear duplicative.

Response:

The requested change has been made.

Limited revenues and ongoing losses, page 5

10.

We note your response to our prior comment 16.  Please revise to disclose that you had a loss, rather than income, in the nine month period ended August 31, 2010.

Response:

Your statement is incorrect.  We did in fact have income for the subject fiscal period for the fiscal year ended November 30, 2010 of $45,500 and also debt forgiveness.  This debt forgiveness for Daniels Corporate Advisory took place on June 22, 2010 and that in turn created a net income for the entire period.

“If our shares become publicly traded and our shares are traded on the Pink Sheets...” page 11

11.

We note your response to comment 18 that you have revised to clarify that your shares would not be “traded” on the Pink Sheets or OTCBB.  The subheading continues to note that your shares could be “traded” on those two quotation systems.  Please revise to use the term “quoted” instead of “traded.”

Response:

The requested change has been made.

Use of Proceeds, page 16

12.

Please clarify your reference to “client expansion projects” here or in your business section.

Response:

The requested change has been made, which reads as follows:

“USE OF PROCEEDS

“We will not receive any proceeds from the sale of our common stock offered by this prospectus in the spin-off to the INfe Human Resources stockholders.  However, we will receive proceeds from the sale of our common stock to the new investors as described in this prospectus.  See “Plan of Distribution.”  The proceeds from the sale of our shares to the new investors pursuant to the registration statement will be used, in order of importance, for specific corporate purposes including payment for use of marketing networks of financial services and business services companies.  Approximately $1 million will be used for these cross-marketing opportunities.  The clients referred through these cross-marketing opportunities can benefit from our “client expansion projects,” as part of our corporate strategy and capital assistance advisory.  Client expansion projects which will be provided with the short term use of the balance of the funds we plan to raise ($1.56 million) and hold in reserve will consist of the providing of interim capital infusions to help implement advisory findings/recommendations including the creation of joint-ventures, sales/marketing opportunities/agreements to enhance their generic growth, for the subsidizing of acquisition down-payments and working capital amounts for select product/service add-on acquisitions, as an “external” future growth prospect.  If less proceeds than the maximum are obtained, each priority noted above will be funded based on the same percentage of funds raised, as if the entire amount was raised.

“As of November 30, 2010, we had outstanding liabilities of $1,035,681, down from $2,869,051.  As of June 22, 2010, INfe Human Resources agreed to pay the outstanding hedge fund liabilities and financial guarantees that were originally the responsibility of Daniels Corporate Advisory.  This debt forgiveness will reduce our loss carry forward to $4,357,583.  The $1,035,681 of liabilities represents $391,397 of deferred tax liabilities which have a current asset offset of an equal amount, plus $510,000 of back salary and compensation due our chairman, Arthur D. Viola, $74,054 of settlement amounts on our obligations as a subsidiary of INfe Human Resources and current operating obligations, and lastly, $60,230 accrued for the expenses of this offering.  Funds to pay the agreed settlement amounts on past obligations will be paid from any profits on consulting assignments and/or, secondarily from the issuance of shares of our common stock to new investors.  There is no interest or penalties accruing on these settlement amounts.  Obligations associated with this offering, if they cannot be paid out of the offering proceeds, will be paid partially from retainer amounts paid by consulting clients and partially from a percentage of the consulting fees that are paid in client equity.  No proceeds from this offering will be used to pay past expenses.

“We propose to expend these proceeds as follows:

Use of Proceeds	If 100 percent, or 20,190,029 Shares are Sold	If 50 percent, or 10,095,015 Shares are Sold
Gross proceeds	$2,624,704	$1,312,352
Less offering expenses:
Legal fees	50,000	50,000
Printing of prospectus	1,000	1,000
Accounting and auditing fees	5,000	5,000
State securities fees	2,000	2,000
Transfer agent fees	1,000	1,000
Miscellaneous expenses	1,230	1,230
Net proceeds	$2,564,474	$1,252,122

“Working capital needs include accounts payable.  Any profits from the initial consulting assignments will be used to cover the expenses listed above if insufficient funds are raised through this offering.  If we are unable to raise any money through this offering, all fees and expenses incurred by Daniels Corporate Advisory will be personally paid by Arthur D. Viola, our chief executive officer.”

13.

We note your response to our prior comment 21.  Please reconcile your disclosure here that your liabilities as of August 31, 2010 include $460,000 of back salary and compensation due to your chairman, Mr. Viola, with your disclosure in the summary compensation table on page 32 that Mr. Viola has received $410,000 of compensation through August 31, 2010.

Response:

The requested change has been made to $460,000.  See amended summary compensation table which has also been updated to include another $50,000 for the quarter just concluded.

14,

Please revise your use of proceeds table to present the correct amount of net proceeds.

Response:

The requested change has been made. The net for 100% is $2,564,474 and for 50% is $1,252,122.

Capitalization, page 18

15.

We note your response to our prior comment 22.  Please revise the table to change the line item “Accumulated other compensation (loss)” to “Accumulated other comprehensive (loss).”

Response:

The requested change has been made and the typo compensation has been replaced by comprehensive in both sets of statements.

Selected Consolidated Financial Data, page 18

16.

We note your response to our prior comment 23 and reissue the comment.  Please revise the amount included in the line “Amort. & Interest expense” for the nine months ended August 31, 2010, of S1,311,911 as a gain (a negative number as presented here), rather than an expense.

Response:

The requested change has been made.  See Income Statements.

Dilution, page 18

17.

We note your response to our prior comment 24 and reissue the comment.  We note your disclosure that prior to this offering, you “have 10,000 shares of [your] common stock issued and outstanding, of which 4,809,971 are being registered by some [of your] current stockholders in this prospectus,” Please revise to clarify that the number of shares being registered by current stockholders and the net tangible book value per share before the offering include the effect of the expected forward split of 481 shares for 1.

Response:

The requested change has been made, which reads as follows:

“DILUTION

“Prior to this offering, we have 10,000 shares of our common stock issued and outstanding, owned by our parent company, INfe Human Resources.  However, based on the terms of the Spin-Off Agreement between INfe Human Resources and Daniels Corporate Advisory dated June 22, 2010, all of these shares – which are to be forward split at a ratio of 481 for 1, creating 4,809,971 shares  – are for the benefit of the INfe Human Resources shareholder base as of June 22, 2010.  INfe Human Resources will own no shares following the spin-off on the effective date of the registration statement of which this prospectus is a part.  Our tangible book value was a deficit of $(529,097), which calculates out to a net tangible book value of $(52.91) per share.

“The following table reflects the possible dilution between the price paid by the stockholders of record as of June 22, 2010, which are issued for zero proceeds, and the $0.13 per share price to be paid by those persons purchasing our shares pursuant to this offering:

	Average Consideration	Percentage Of Consideration 25% Subscription	Percentage Of Consideration 50% Subscription	Percentage Of Consideration 75% Subscription	Percentage Of Consideration 100% Subscription	Total Consideration and Number of Shares Issued
Spin-off stockholders	$0	49%	32%	24%	19%	$0 4,809,971
Investors in this offering	$0.13	51%	68%	76%	81%	$2,560,454 20,190,029

“The following table will show the net tangible value of the shares as of June 22, 2010 before and after shares are subscribed in this offering:

	Before Offering and including spin-off shares	25% of Offering	50% of Offering	75% of Offering	100% of Offering
Net Tangible Book Value Per Share	$(0.11)	$0.01	$0.05	$0.07	$0.08
Increase in Net Tangible Book Value for Spin-Off Stockholders	N/A	$0.12	$0.16	$0.18	$0.19

Dilution Factor to New Investors	N/A	$0.12	$0.08	$0.06	$0.05

“The above table indicates that our net tangible book value per share is currently $(0.11).  If 25 percent of this offering were subscribed to, you would lose $0.12, or 92.15 percent of the $0.13 you paid per share.  If 50 percent of this offering were subscribed, you would lose $0.08, or 61.38 percent of the $0.13 you paid per share.  If 75 percent of this offering were subscribed to, you would lose $0.06, or 46.15 percent of the $0.13 you paid per share.  If 100 percent of this offering were subscribed, you would lose $0.05, or 37.00 percent of the $0.13 you paid per share.

“Dilution” means the difference between our public offering price of $0.13 per share and our pro-forma net tangible book value per share after giving effect to this offering.  Net tangible book value per share is determined by dividing the tangible net worth, consisting of tangible assets less total liabilities, by the number of shares outstanding.  The above table shows the net tangible book value of our shares both before and after the completion of this offering.”

Business, page 20

18.

As currently written, this section discusses your history, sales and marketing, and competition.  Please revise this section to provide a detailed discussion of the services you intend to provide.  Such discussion should elaborate on your corporate consulting and merchant banking services.  Also, discuss the current status of your business, including any the structure in place to provide the two services and whether you have any clients or contracts in place.

Response:

The requested changes are noted, in detail, below:

Overview

In December 2001, INfe Human Resources, Inc., our parent company, entered into discussions with Arthur D. Viola of Daniels Corporate Advisory Company, Inc. regarding the acquisition of Daniels Corporate Advisory by INfe Human Resources.  Mr. Viola was doing business as a sole proprietor in business development, merchant banking, mergers and acquisitions; leveraged buy-outs, management buy-outs, structured finance, and roll-ups.  The business intent was to offer these adjunct business services to the limited customer base of INfe Human Resources to expand product offerings and create a corporate development path that would benefit the combined entities.  At the time of the acquisition of Daniels Corporate Advisory, INfe Human Resources operated as an “outsourced” payroll and related human resources services company.  Due to the sharp sell-off in the stock market beginning in April 2000 and the corresponding decline in the availability of venture capital and angel financing, the acquisition of Daniels Corporate Advisory by INfe Human Resources was considered beneficial to both companies.

Business of Daniels Corporate Advisory

On June 22, 2010, INfe Human Resources, Inc. determined to spin-off all of the shares of Daniels Corporate Advisory held by INfe Human Resources Inc. to the holders of record on that date.  INfe Human Resources is affecting the spin-off by distributing one share of Daniels Corporate Advisory common stock as a distribution for each 100 outstanding shares of common stock of INfe Human Resources.  As a result, Daniels Corporate Advisory will distribute 4,809,971 shares of our common stock as of 5:00 p.m., New York, New York time, on the effective date of the registration statement of which this prospectus is a part (the “Distribution Date”) to the holders of record of INfe Human Resources common stock at 5:00 p.m., New York, New York time, on June 22, 2010 (the “Record Date”).  All 10,000 shares (4,809,971 shares after a forward split of 481 shares for one which occurred on June 22, 2010) of Daniels Corporate Advisory currently held by INfe Human Resources on June 22, 2010 will be spun-off to the stockholder base of June 22, 2010, so that following the spin-off, INfe Human Resources will own no shares of Daniels Corporate Advisory, which means that Daniels Corporate Advisory will be a fully independent company.  Since, June 22, 2010, Mr. Viola, now solely the chairman and chief executive officer of Daniels Corporate Advisory has no further connection as an officer or control party in the parent, INfe Human Resources.  Mr. Viola does not share common control.

The spin-off has been structured to maximize the use in the shortest time possible, of a primary asset of Daniels Corporate Advisory, its share of the INfe Human Resources Net Operating Loss Carry Forward which will be used to shelter the earnings of profitable assignments of Daniels Corporate Advisory in corporate financial consulting and merchant banking services primarily in leveraged buy-outs and management buy-outs including roll-up projects, leveraged finance, and private equity.

We intend to provide the corporate strategy consulting services noted below through two methods:  First, by the purchase of “exclusive rights” to be the provider of choice to offer a financial specialty called corporate strategy to clients network’s of other financial/business services companies.  .While exclusive rights agreements of this nature are not typical, our management, drawing on personal contacts, believes that offering to provide a very select service that is very costly to create in-house and will augment other financial services already being offered/implemented with be an acceptable product addition and that the agreement will be entered into.  However, there is no assurance that has time goes by a client may decide to enter our business and there is no provision in our agreement to prevent that from happening.  However, our management believes that our success with the ultimate client – the client network member of a financial /business services client – will determine whether we retain the client or not.

The services incorporated into corporate strategy advisory and implementation - to help formulate a path for the acceleration of corporate development (growth); - include market analysis, negotiation, deal structure and determination of finance alternatives for the creation of joint-ventures, marketing agreements, new product/creation additions and acquisitions.  We have a loosely organized cadre of highly-qualified, independent contractors/consultants available to perform the necessary services to achieve the optimum corporate strategy for a client.  Upon financing, some of the most seasoned consultants will be added to our management and/or our advisory board.

A key service to be provided to clients is their recommendation to financing options/sources and our participation in the negotiation of amounts and terms.  The average cost of financing for any one of the accelerated growth alternatives mentioned above may be below market as the client may be offered in-house, short-term financing at preferential rates/terms, at the discretion of our management.

Services will also be provided in corporate financial advisory, which, like corporate strategy, is a specialized segment of corporate advisory.  It deals more with operations/cost control issues that can be done in-house with the aid of our professionals.   The corporate strategy and corporate financial advisory expertise that we will offer would be extremely expensive to do in-house by any potential financial service firm retaining us because of the talent compensation costs involved on a full time basis.  Also it takes time and money to organize a qualified team that can work together, in a variety of industry environments.  We have already assembled a team over the last six months; and would be able to react quickly in any situation.  In addition, we may use our own in-house funds (earmarked in this registration for merchant banking) for any implementation process; something none of the potential financial/business service clients – like accounting, financial planning, estate planning, tax firms and those other firms specifically earmarked by us to approach for business- will not do because of rules set up by their industry or government regulatory bodies/authorities.  This could be a costly method for us to gain business; but it is believed by our management to be one of the fastest ways to fill our pipeline and produce profits; enabling us to direct hire the most seasoned independent contractor/consultants as additions to our management.

The second method we will use to provide our corporate strategy consulting services is more direct and less costly.  It will mean the development of advertising and end-user, client referrals.  Name brand recognition is expected to be created after one or two successful corporate strategy assignments and the publicizing of these events on web sites related to this specialty and through an aggressive in-house direct-marketing campaign to micro-cap public company chairmen and chief executive officers.

Daniels Corporate Advisory is operating at the present time through the corporate strategy segment of its business.  Our management is providing preliminary services to four additional client potentials, - (in addition to its one contracted client,) - as it continues to negotiate the equity portion of fee arrangements.  Our one contracted client has already paid the cash retainer portion of its fee and has agreed to the portion of the fee to be paid through stock participation.  One potential client has paid a down payment amount on the cash portion of its fee.  Once the full cash retainer amount is paid a formal contract will be entered into between client and Daniels Corporate Advisory.  The scope of the contracted client’s corporate strategy assignment is being developed with planned additions to our staff being determined, based on the requirements to do the assignment.  Our management expects to effectively carry out the current corporate strategy assignment even if we do not raise funds through this registered offering.  In addition, potential candidates for our board are being reviewed.  The merchant banking segment of our business model will become operational once funding is raised.

As our presence in the market place becomes more visible added financing options are expected to materialize for the benefit of our clients.  Capital companies and high-net worth individuals may contact us to see if they may participate in subsequent assignments.

Current Status, based on One Client

Daniels Corporate Advisory conducts on-going operations now, in the aforementioned services areas, primarily through chairman to chairman contacts in its market-niche.  Marketing efforts are currently limited because of budget constrains.  The cash retainer paid by the one nano-cap public company client that has contracted with us for a corporate strategy consulting assignment is being used for our operating capital.  The client is being advised and managed by Arthur D. Viola, our chairman and chief executive officer.  His sole, in-house efforts in the execution of the assignment – which entails the restructure and rebuilding of a company that currently operates in real estate development and in oversight property management of a property it own a 47.5% financial interest – are being met with initial success.  Our corporate strategy model – which has as its main tenant, the use of any NOL as a starting point for rebuilding – is working well.  Due diligence is going on in several potential market niches to determine whether a profitable, tax-efficient entrance is achievable.  The client has a $15 million NOL (net operating loss carry forward), 65% of which was generated by operations in corporate development – it was formerly licensed as a BDC (Business Development Company).  The service offering detailed above under our corporate strategy model are being applied.  The assignment is proceeding nicely, and at the same time, our growth model is being refined.

19.

We note the revised disclosure in response to comment 28 that you have done research and uncovered the need for your services.  Please revise to clarify whether Mr. Viola has determined if there are companies that sign such exclusive contracts.  Also, clarify if the exclusive contracts contain any commitments by potential clients to engage in your services.

Response:

The requested change, following, has been made in the document.

Need For Our Services – Under Exclusive Arrangement

Our management, having conducted market research, through personal networks and industry association channels, has determined that exclusive contracts are entered into by the small business services company, (including accounting, financial planning and estate planning firms) with providers like Daniels Corporate Advisory, who provide very specialized, high – end, financial and corporate strategy service specialties.  These small business services firms must compete with their major, fully-integrated, competitors for retention of those clients that have developed to a stage where they possess the critical mass to expand at an accelerated rate, as a public entity, and need the specialty, high-end services.  By our providing corporate strategy consulting services, on a cost-effective, outsource basis, these smaller financial/business services firms remain competitive in their industry and can retain those clients that have the most promising of futures.

While there are no provisions in the exclusive services contracts prohibiting any business /financial services client from entering the corporate strategy consulting business, we believe it would be prohibitively expensive for the smaller business services firm to do so.  Talent compensation costs, on a full time basis, as well as the fixed costs associated with a estimated six month lead time necessary to ramp up a similar operation would not be feasible without significant capital reserves – which most of the firms being approached by us would not have.  In addition, no firm in the market niche Daniels Corporate Advisory is targeting would have the capital base necessary to do in-house, merchant banking for clients on the scale that we may be able to base upon completing of the financing being arranged, herein.

20.

We note your response to comment 31 that the requested disclosure has been made.  We are not able to locate, within this section, disclosure concerning your dependence on your one customer, Also, it does not appear that you have filed the agreement controlling your relationship with your single customer, Please revise as previously requested or tell us why Item 101(h)(4)(vi) of Regulation S-K does not apply.

Response:

See last paragraph of response to Comment No. 18 above.  The requested change has been made.  See Exhibit 10.11.

Management's Discussion and Analysis, page 22

Liquidity and Capital Resources, page 25

21.

We note your response to comment 38 and re-issue the comment, in part.  Please revise to clarify if INfe has sufficient resources to fund its indemnification of your guarantee related to the debt owed to NIR and whether the guarantee remains outstanding, If the guarantee does not remain outstanding following the spinoff, please clarify if NIR has agreed to the termination of the guarantee.

Response:

The requested change has been made.

Management, page 26

22.

We note your response to comment 42 that the requested changes have been made.  We are not able to locate disclosure clarifying whether the “Daniels Corporate Advisory Co.” that advised and helped small companies and is where Mr. Viola served as a senior partner since 1990 refers to you.  Please revise to clarify.

Response:

The requested change has been made, which reads as follows:

“Arthur D. Viola has been our chairman, president, chief executive officer and a director since September, 2002. In 1981, Mr. Viola founded The Viola Group, Inc., a New York based public company which acquired, and managed private companies.  From 1990 to the present, Mr. Viola has served as senior partner of Daniels Corporate Advisory Co., a New York based private company, which is a predecessor of the registrant, and which advised and helped grow small public companies.  Previously, Mr. Viola was involved in mergers and acquisitions as an AVP - Corporate Finance/M &A Department of Bank of America, (1980 – 1982) as a Senior Acquisitions/Market-Planner at Gulf & Western (1978 – 1979) and as a Senior Acquisitions Analyst at Crane Co.,(1975 – 1978) and was an account manager for Citibank, N.A. (1971 – 1974) in their Institutional Investment Management Department.  Mr. Viola attended New York University (Advanced work in Corporate Mergers and Acquisitions) and the New York University Real Estate Institute for Real Estate Development. He received an MBA from Pace University (Financial Management & Accounting) and a BA from Iona College (Economics and Finance).

“While Mr. Viola is currently the sole director of the Daniel Corporate Advisory, our board will be expanded upon adequate funding.  Mr. Viola has many years of experience as a financial/corporate development team participant in corporate strategies (joint-ventures, mergers and acquisitions, leveraged buyouts, new product/division launches, and divestitures) and their negotiation, analysis and implementation. He has experienced their resulting effects and participated in their adjustment/refinement within business units of some of the largest corporations in the United States; all Fortune 500 companies.  Along with making his transition from a big business unit financial/corporate development professional to small business senior management, Mr. Viola furthered his career through on-going specialized senior executive education programs in a variety of specialties at the well respected New York universities named in the preceding paragraph. .  He developed several financial models that integrated financial and operational skills of his Fortune 500 experience for integration into small private and public companies.

“Mr. Viola headed INfe Human Resources as chairman and chief executive officer from August 21, 2003 through June 22, 2010, at a time when the economy was just heading down into what has become one of the worst recessions in history.  INfe Human Resources business was staffing; the providing of temporary help to distribution, manufacturing and other blue collar environments as well as professional level management to oversee these operations.  To some extent, it placed permanent white collar management and finance and accounting professionals.  Its business was concentrated primarily in the New Jersey market place.”

23.

We note your response to comment 43.  Please revise to disclose the time periods where Mr, Viola was associated with Bank of America, Gulf &Western, and Crane Co.

Response:

The requested change has been made.

24.

We note your response to comment 44 and reissue the comment, in part.  Please revise to disclose the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Viola should serve as a director.  Refer to Item 401(e) of Regulation S-K.

Response:

The requested change has been made.

Certain Transactions, page33

25,

We note your response to comment 47 that the requested changes have been made.  Other than deleting the instructions you have previously included, no additional disclosure was provided.  Please revise to provide the disclosure requested by Item 404 of Regulation S-K in this section or confirm that there are no transactions that fit the noted requirements.

Response:

The requested change has been made, which reads as follows:

“CERTAIN TRANSACTIONS

“Other than as described herein, none of our directors or executive officers, nor any person who beneficially owns, directly or indirectly, shares carrying more than five percent of the voting rights attached to all of our outstanding shares, nor any members of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the foregoing persons has any material interest, direct or indirect, in any transaction over the last two years or in any presently proposed transaction which, in either case, has or will materially affect us.

“Arthur D. Viola is a promoter, pursuant to the rules of the SEC.  As of the date of the registration statement to which this prospectus is attached, INfe Human Resources is the parent company of Daniels Corporate Advisory and owns 10,000 shares of our common stock, which constitutes 100 percent of our outstanding common shares.  However, as disclosed below in “Principal Stockholders,”   Mr. Viola owns 45,450,000 shares of INfe Human Resources common stock.  As a result of the spin-off, Mr. Viola will own 454,500 shares of our common stock.  In addition, Mr. Viola owns 50,000 shares of our preferred stock which give him the power to vote 25,000,000 shares of our common stock, which number exceeds the majority of the issued and outstanding shares of the common stock on the date of this prospectus.”

We confirm that there are no transactions that fit the noted requirements of Item 404 of Regulation S-K.

Interim Financial Statements, page 43

26.

Please provide updated financial statements in your next amendment, Refer to Rule 8-08 of Regulation S-X.

Response:

The requested change has been made and updated statements included.

Balance Sheets, page 43

27.

We note your response to our prior comment 49 and reissue the comment.  Please tell us how you determined it was appropriate to record a deferred tax asset and an offsetting amount for income tax payable, citing the authoritative literature upon which you relied.

Response:

Following FASB 109, the company has a liability for the entire NOL tax that would have been due before the NOL which has been offset completely by a valuation  offset.  For the current year a liability has been recorded for what would have been payable in taxes and this amount has been offset by an asset of the actual NOL that will be used in the current year.

Statements of Operations, page 44

28.

We note your response to prior comment 50 and reissue the comment in part.  Please revise to present debt forgiveness before the subtotal “Net loss before provision for income taxes” and to present debt forgiveness as a gain rather than a loss.

Response:

The requested change has been made and updated statements included.

29.

We note your response to our prior comment 51 and reissue the comment once again.  Please revise to remove the line item description “Income (Loss) before depreciation & amortization” from your statements of operations, as this line item appears to be a non-GAAP measure.  This comment also applies to your annual statements of operations on page 61.

Response:

The requested change has been made and updated statements included.

Note 1 — Organization and Basis of Presentation, page 49

30.

We note your response to our prior comment 52 and reissue the comment once again.  Please revise here and on page 68 to remove speculative statements asserting that the company “will profit” from future operations.

Response:

The requested change has been made.

Note 2 — Summary of Significant Accounting Policies, page 50

Investments, page 51

31,

We note your response to our prior comment 53 and reissue the comment once again.  We note your disclosure that you have designated your investments consisting of common stock of publicly traded companies as available-for-sale.  Please tell us how you have complied with the provisions of ASC 320-10-50.

Response:

The requested change has been made.  Footnote 4 has been added specifically dealing with the nominal securities held for sale by the company.

Other-Than-Temporary Impairment, page 52

32.

We note your response to our prior comment 54 and reissue the comment once again.  It appears that the second bullet point in the list of impairment indicators in not an impairment indicator and should instead be included as a separate paragraph.  Please revise here and on page 70 as applicable.

Response:

The requested change has been made.

Income Taxes, page 54

33.

We note your response to our prior comment 55 and reissue the comment.  Please revise to disclose the amount of net operating loss carryforwards available as of August 31, 2010, consistent with your disclosure on page 58.

Response:

The net operating loss has been updated in the footnotes to February 28, 2011 or the latest report given as well as the audit report at November 30, 2010.

Note 3 — Convertible Notes Payable, page 54

34.

We note your response to our prior comment 56 and reissue the comment once again.  Please revise your disclosure, as applicable, to clarify whether each reference to the “Company” refers to you or to the parent company INfe Human Resources, Inc.

Response:

The wording in Note 3 has been updated to eliminate the confusion between INfe Human Resources, Inc. and Daniels Corporate Advisory Company, Inc.

Exhibits

35.

We note your response to comment 58.  Please file the Securities Purchase Agreement as an exhibit to the registration statement or tell us why the agreement is not material.  Refer to Item 601(b)(10) of Regulation S-K.

Response:

The Securities Purchase Agreement was filed by INfe Human Resources, Inc. with the SEC in 2005.  We have previously filed as amended registration statement on April 21, 2011 this agreement as Exhibit 10.12 .

Exhibit 23.2

36.

We note your response to our prior comment 59 and reissue the comment.  Please have John Scrudato, CPA, revise its consent to reflect that it consents to the use of its audit report in the registration statement, rather than the use of the audited financial statements, and that it consents to the reference to the firm under the caption “Experts” on page 41.

Response:

The requested change has been made.

37.

We note the statement that John Scrudato, CPA, prepared the audited financial statements.  Please clarify for us the role that John Scrudato, CPA, played in the preparation of the financial statements.

Response:

The requested change has been made.  The senior management of the company prepared the financial statements, and the auditors, in conformance with PCAOB requirements, audited the statements prepared by management.

In addition, the Company acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or questions.

Very truly yours,

/s/ Arthur D.  Viola,

Chief Executive Officer